Exhibit 5.3

Calgary, January 17, 2013

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

Total Capital Canada Ltd.

2900, 240 – 4th Avenue S.W.

Calgary, Alberta, T2P 4H4

Canada

Dear Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of $1,000,000,000 principal amount of floating rate notes due 2016 (the “Three-Year Notes”), $1,000,000,000 principal amount of 1.450% notes due 2018 (the “Five-Year Notes”) and $1,000,000,000 principal amount of 2.750% notes due 2023 (the “Ten-Year Notes” and, together with the Three-Year Notes and the Five-Year Notes, the “Total Canada Notes”) of Total Capital Canada Ltd., a corporation incorporated under the laws of Alberta, Canada (“Total Canada”), and the related guarantees of the Total Canada Notes (the “Guarantees”) by TOTAL S.A. (“TOTAL”), we, as Canadian counsel to Total Canada and TOTAL, have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion. In connection with such examination, we have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity and completeness of all documents and instruments submitted to us as originals and the conformity to authentic and complete originals of all documents and instruments submitted as copies or facsimiles. The Notes are being issued under an indenture, dated as of January 28, 2011 (the “Indenture”), between Total Canada, TOTAL and The Bank of New York Mellon, as trustee.

Upon the basis of such examination, we advise you that, in our opinion:

1.	Total Canada is a valid and subsisting corporation under the Business Corporations Act (Alberta); and

2.	the Total Canada Notes being issued have been duly authorized and, to the extent execution is governed by the laws of the Province of Alberta, validly executed by Total Canada in accordance with a valid resolution of the board of directors of Total Canada; and

3.	the Indenture has been duly authorized and, to the extent execution is governed by the laws of the Province of Alberta, validly executed by Total Canada in accordance with a valid resolution of the board of directors of Total Canada.

The foregoing opinion is limited to the laws of the Province of Alberta and the federal laws of Canada applicable therein in force on this date and we are expressing no opinion as to the effect of the laws of any other jurisdiction. We understand you are relying as to all matters governed by the laws of the Republic of France upon the opinion dated the date hereof of Peter Herbel, General Counsel to TOTAL, and as to all matters governed by the laws of the State of New York upon the opinion dated the date hereof of Jonathan E. Marsh, Group U.S. Counsel to TOTAL, which opinions are being delivered to you by such counsel.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Total Canada Notes and the Guarantees and to the references to us under the caption “Validity of Securities” in the Prospectus included therein. In giving such consent we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Bennett Jones LLP